Exhibit 12
ADVANTA CORP. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended				Nine Months Ended
($ in thousands)	September 30,				September 30,
	2007		2006		2007		2006

Income from continuing operations	$22,051		$21,120		$66,211		$66,070
Income tax expense	13,863		13,222		41,624		41,361

Earnings before income taxes	35,914		34,342		107,835		107,431
Fixed charges:
Interest on debt, deposits and other borrowings	23,289		17,360		64,850		46,215
Interest on subordinated debt payable to preferred securities trust	2,317		2,289		6,951		6,868
One-third of all rentals	477		463		1,408		1,367

Total fixed charges	26,083		20,112		73,209		54,450

Earnings before income taxes and fixed charges	$61,997		$54,454		$181,044		$161,881
Ratio of earnings to fixed charges(1)	2.38	x	2.71	x	2.47	x	2.97	x

(1)	For purposes of computing these ratios, “earnings” represent income before income taxes plus fixed charges. “Fixed charges” consist of interest expense and one-third (the portion deemed representative of the interest factor) of rental expense on operating leases. Fixed charges do not include interest expense related to unrecognized tax benefits, which we classify as income tax expense.